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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Dendrite International, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

248239105

(CUSIP Number)

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Jerome J. Lande
MMI Investments, L.P.
1370 Avenue of the Americas
New York, New York 10019
(212) 586-4333

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

January 13, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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1.	NAMES OF REPORTING PERSONS...........................MMI Investments, L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 141810589
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions)	OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES	7. SOLE VOTING POWER	4,245,200
BENEFICIALLY OWNED BY	8. SHARED VOTING POWER
EACH REPORTING	9. SOLE DISPOSITIVE POWER	4,245,200
PERSON WITH	10. SHARED DISPOSITIVE POWER
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	4,245,200
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	9.8%
14.	TYPE OF REPORTING PERSON	PN

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1.	NAMES OF REPORTING PERSONS...........................MCM Management, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 141814578
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions)	AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES	7. SOLE VOTING POWER	4,245,200
BENEFICIALLY OWNED BY	8. SHARED VOTING POWER
EACH REPORTING	9. SOLE DISPOSITIVE POWER	4,245,200
PERSON WITH	10. SHARED DISPOSITIVE POWER
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	4,245,200
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	9.8%
14.	TYPE OF REPORTING PERSON	OO

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ITEM 1. SECURITY AND ISSUER

                This Amendment No. 2 to statement on Schedule 13D (this "Statement") relates to the Common Stock, no par value (the "Common Stock"), of Dendrite International, Inc., a New Jersey corporation (the "Issuer" or the "Company"), the principal executive offices of which are located at 1405 U.S. Highway 206, Bedminster, NJ 07921. This Amendment No. 2 amends and restates in full each of the items set forth below. Terms not defined in this Amendment No.2 shall have the respective meanings given to such terms in the Schedule 13D originally filed on December 13, 2005 ("Original Schedule 13D").

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                The total purchase price of the 4,245,200 shares of Common Stock (the "Shares") purchased by MMI Investments was $65,335,855; the source of funds is a combination of MMI's working capital and margin loans. These margin loans were obtained from Bear, Stearns & Co. Inc. and Merrill Lynch & Co. under customary terms and conditions. The entire principal amount of such margin loans remains outstanding as of the date of this Statement.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

    (a)-(b)    Based on 43,417,840 shares of Common Stock outstanding as of October 31, 2005, as reported in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2005 filed with the SEC on November 7, 2005, the Shares owned by MMI Investments represent approximately 9.8% of the outstanding Common Stock. MMI Investments has the sole power to direct the vote and disposition of such Shares on the date of this Statement. However, by virtue of being the general partner of MMI Investments, MCM may be deemed to be the beneficial owner of the Shares owned by MMI Investments and to have sole power over the voting and disposition of such Shares as a result of its having the sole power to make voting and disposition decisions on behalf of MMI Investments with respect to such Shares.

                Except for the Shares owned by MMI Investments, as of the date hereof, neither MCM nor, to MMI Investments' and MCM's knowledge, any of the persons listed on Schedule I, owns any Common Stock of the Issuer or has any right to acquire, directly or indirectly, any beneficial ownership of other Common Stock of the Issuer.

    (c)        Except for the open market purchases of Common Stock by MMI Investments set forth in Schedule II attached hereto and incorporated herein by reference, there have been no transactions with respect to the Common Stock, since the December 23, 2005 filing of Amendment No. 1 to the Original Schedule 13D, by MMI Investments, MCM, or, to either Reporting Person's knowledge, any of the persons listed on Schedule I.

    (d)        No person other than MMI Investments is known to either Reporting Person to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of, any of the Shares referred to in Item 5(a) above.

    (e)        Not applicable.

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ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                By virtue of being the general partner of MMI Investments, MCM may be deemed to be the beneficial owner of the Shares of the Issuer owned by MMI Investments. Other than as described in Item 3 of this Statement (and the Joint Filing Agreement filed as an Exhibit to this Statement), there are no contracts, arrangements or understandings between the Reporting Persons or between either of the Reporting Persons and any other person with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

                See Exhibit Index appearing elsewhere herein, which is incorporated herein by reference.

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SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct.

        Pursuant to Rule 13d-1(k)(1)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the attached statement is filed on behalf of each of them.

Date: January 18, 2006

MMI INVESTMENTS, L.P.

By: MCM Management, LLC
       General Partner

By: /s/ JEROME J. LANDE
       Jerome J. Lande
       Executive Vice President

MCM MANAGEMENT, LLC

By: /s/ JEROME J. LANDE
       Jerome J. Lande
Executive Vice President

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SCHEDULE I

Name and Business Address	Position and Principal Occupation
John S. Dyson 1370 Avenue of the Americas New York, New York 10019	Voting Member and Chairman of MCM; Voting Member and Chairman of Millcap Advisors, LLC ("Millcap"), a Delaware limited liability company 1370 Avenue of the Americas, New York, New York 10019
Clay B. Lifflander 1370 Avenue of the Americas New York, New York 10019	Voting Member and President of MCM; Voting Member and President of Millcap

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SCHEDULE II

OPEN MARKET PURCHASES BY MMI INVESTMENTS
SINCE DECEMBER 23, 2005 FILING OF AMENDMENT NO. 1
TO THE ORIGINAL SCHEDULE 13D

Trade Date	Number of Shares	Price/Share
12/27/05 12/28/05 12/29/05 12/30/05 1/13/06 1/17/06	150,000 62,000 100,000 50,000 100,000 180,000	$ 14.71 14.55 14.85 14.57 14.16 13.89

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EXHIBIT INDEX

Number	Description
1.	Joint Filing Agreement dated as of December 13, 2005, by and between MMI Investments and MCM (incorporated by reference to Exhibit 1 to the Original Schedule 13D)

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